SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp Announces a Relevant Fact" dated on July 27, 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Relevant Fact
July 27, 2006 (01 page)
For more information, please contact:
Daniel de Andrade Gomes
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo, Brazil – July 27, 2006) – The management of Telecomunicações de São Paulo S/A –TELESP (NYSE: TSP; BOVESPA: TLPP) announces the following Relevant Fact:

Telefônica Data Brasil Holding S.A. (“TDBH”) and Telecomunicações de São Paulo S.A. –TELESP (“TELESP”) inform their shareholders that, according to the information disclosed in the website of the Justice Court of the state of São Paulo on July 26, 2006, the 10th Chamber of the Private Right Section of the Justice Court of the state of São Paulo (10a Câmara da Seção de Direito Privado do Tribunal de Justiça do Estado de São Paulo) unanimously approved the Appeal #448.590 -4 (“Appeal”) filed by TDBH against the preliminary decision granted to the Legal Injunction #06.143686 -7 filed by investments funds managed by Hedging Griffo Corretora de Valores Mobiliários S.A. Said decision had suspended the holding of the Extraordinary General Shareholders Meeting (“EGSM”) of TDBH in which the merger of said company into Telesp would be voted on. Before the EGSM took place, such preliminary decision had been partially modified by the President of the 10th Chamber, who allowed the holding of the EGSM on April 28, 2006, but suspended the effects of the merger until a final judgment on the merits of the aforementioned Appeal. With the final judgment of the Appeal in favor of TDBH, the effects of the EGSM have been fully reinstated. The companies inform the shareholders of TDBH that the start of the period to exercise the right of withdrawal will begin on the date this Relevant Fact is published on the newspapers. The right of withdrawal can be exercised by shareholders of TDBH registered as such on March 09, 2006 in the terms of the item 8.5 of the relevant fact published on the same date.

São Paulo, July 27, 2006

TELEFÔNICA DATA BRASIL HOLDING S.A.

Gilmar Roberto Pereira Camurra Investor Relations Director

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Pedro Lucas Antón Lázaro Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	July 27, 2006	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director